

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 16, 2009

Randall D. Stilley
President and Chief Executive Officer
Pride SpinCo, Inc.
5847 San Felipe, Suite 3300
Houston, TX 77057

> Re: **Pride SpinCo, Inc.**
> **Registration Statement on Form 10**
> **Filed December 23, 2008**
> **File No. 1-34231**

Dear Mr. Stilley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 filed December 23, 2008

General

1. Please ensure that you file all material agreements, including all material agreements with Pride, such as the Transition Services Agreement, the Tax Sharing Agreement and the Employee Matters Agreement. Also, please plan to file the agreement that you will enter into with Pride pursuant to which all obligations, benefits, and risks of the customer contracts pertaining to *Pride Tennessee* and *Pride Wisconsin* will be passed through to you. Finally, please file the employment agreements with your executive officers.

2. We note that PEMEX accounted for 56% of your total pro forma revenue for the year ended December 31, 2007, and that Applied Drilling Technology, Inc. accounted for 11% of your total pro forma revenue for the nine months ended September 30, 2008. Tell us whether you had any contracts or master agreements with these parties and, if so, provide us with an analysis as to whether these should be filed as exhibits.

Preliminary Information Statement, Exhibit 99.1

General

3. We note that you have numerous blank spaces in the document indicating information and material that will be provided later. We also note that you have not yet filed any of the exhibits to the Form 10 other than the information statement. Please be advised that we will need sufficient time to review these materials and information once filed and may have further comments.

Forward-Looking Information, page 31

4. Section 27A of the Securities Act of 1933 and Section 21E(a) of the Exchange Act expressly state that the safe harbor for forward-looking statements only applies to an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d). As it does not appear that Pride Spinco meets this condition, please revise accordingly.

Management's Discussion and Analysis of Combined Financial Condition and Results of Operations, page 49

5. Please state whether you currently maintain any off-balance sheet arrangements or plan to after the spin-off transaction. If you do not, state that fact.

6. We note your statement that all 110 jackup rigs currently under construction worldwide are "considered to be of a higher specification" than your rigs. Please discuss what you mean by "higher specification," particularly in light of your disclosure that PEMEX, your largest customer, has indicated plans to use rigs with increasingly larger water depth ratings.

Hurricane Ike, page 51

7. Please quantify the impact of the loss of the Pride Wyoming in terms of lost revenues and earnings and discuss whether any of these losses were covered by insurance.

Results of Operations, page 55

8. Throughout this section, you often use the word "primarily" or refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify. Rather than simply using the term "primarily" in describing changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989). Discuss any other material factors that contributed to the material changes.

Liquidity and Capital Resources, page 60

9. Please expand your discussion to include prospective information regarding your short and long-term sources of, and needs for, capital. In this regard, we would expect you to discuss your sources of and needs for capital following the spin-off. Refer to the guidance at FRR 501.03.

Contractual Obligations Table, page 61

10. Please footnote your contractual obligations table to mention the debt that you will be incurring payable to Pride, as discussed on page 49, as well as any material changes to your contractual obligations that have occurred since December 31, 2007.

Quantitative and Qualitative Disclosures About Market Risk, page 62

11. Please expand your disclosure to provide quantitative information in accordance with one of the three disclosure alternatives set forth at Regulation S-K Item 305(a), or tell us why you believe that your current disclosure is appropriate.

Legal Proceedings, page 70

12. Please provide an update on the status of your investigation into violations of the Foreign Corrupt Practices Act.

Management, page 72

13. Provide the complete five-year sketch that Item 401(e) of Regulation S-K requires for each individual, filling in any gaps or ambiguities with regard to time. For example, the sketch you provide for Mr. Manz is silent regarding the periods from August to October 2008 and September 2007 to April 2008. Also make clear for each officer how long he or she has served in each position listed during the five years. Where titles have changed during the covered time, identify when each change took place.

Compensation Discussion and Analysis, page 76

14. We note that you determine executive compensation by reference to the nationally recognized executive compensation surveys used by your compensation consultant. Please identify the names of the surveys used and provide a description of and a list of the component companies covered.

15. Please tell us what comprises "the compensation data," as used under "Base Salary," "Annual Cash Incentive Compensation," and "Long-Term Stock-Based Incentive Compensation." We note that on page 76, you also use the terms "compensation survey data" and "comparison data".

16. Please discuss why Messrs. Stilley and Manz will receive guaranteed prorated bonuses for 2008.

17. We note your statement that "Each metric is assigned a minimum threshold result, below which no amount of the bonus would be awarded with respect to that metric, a target result and a maximum result, at which the amount of the bonus awarded with respect to that metric would be 100% of the target bonus with respect to Messrs. Cestero and German, 150% of the target bonus with respect to Mr. Manz and 200% of the target bonus with respect to Mr. Stilley." Please explain the how you arrived at the differing percentages applicable to each executive.

Certain Relationships and Related Party Transactions, page 92

18. For each related party transaction you disclose, provide an approximate dollar value of the amount involved in the transaction, if quantifiable. Additionally, describe your policies and procedures for reviewing, approving, or ratifying these related party transactions. For example, we note your statement on page 49 that you expect to enter into agreements with Pride for continuation of certain corporate function services, but the terms and prices on which such services are rendered may be different than the terms and prices in effect prior to the spin-off.

19. You state that in connection with the contribution and separation, you will assign to Pride all intellectual property rights owned or used in your business. Please explain in better detail how you will conduct your business when all the intellectual property rights used therein will be owned by another party.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any question regarding accounting issues to Suying Li at (202) 551-3335 or Sandra Eisen at (202) 551-3864. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Lucas
        S. Li
        S. Eisen